Dinamo Corp.

35 Frensham Walk, Farnham Common, Slough

Buckinghamshire SL2 3QF

United Kingdom

.

June 23, 2014

Jeffrey Gordon

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:    DINAMO CORP.

          Form 8-K filed June 12, 2014

          File No. 333-189550

Dear Mr. Gordon:

We respectfully hereby submit the information in this letter in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 16, 2014. The Company’s referenced Form 8-K was filed with the Commission via EDGAR on June 12, 2014.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Form 8-K.

1. Item 304(a)(1)(ii) of Regulation S-K requires a statement regarding whether the accountant's reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. As such, please amend your Form 8-K to revise your disclosure accordingly.

Company response: The Company has amended page 2 of the Form 8-K to state that, “[t]he reports of Goldman Accounting Services CPA, PLLC, however, stated that there is substantial doubt about the Company’s ability to continue as a going concern.”

2. You currently disclose that none of the reportable events set forth in Item 304(a)(1)(iv) of Regulation S-K occurred during the period in which your former accountant was engaged. Reportable events are actually set forth in Item 304(a)(1)(v) of Regulation S-K. Please revise your disclosure in an amended Form 8-K.

Company response: The Company has revised is disclosure on page 2 of the Form 8-K to reference “Item 304(a)(1)(v)” instead of “Item 304(a)(1)(iv).”

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3. You currently disclose that you did not consult with your new accountant prior to June 6, 2014, the date of engagement of your new accountant. Please amend your Form 8-K to state,  if true, that you did not consult with your new accountant during the period through June 6, 2014. Refer to Item 304(a)(2) of Regulation S-K.

Company response: The Company has revised its disclosure on page 2 of the Form 8-K to reference “[d]uring the two most recent fiscal years and through the interim period prior to June 6, 2014” instead of “[p]rior to June 6, 2014.”

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

Company response: The Company has included a letter from its former accountant as Exhibit 16.2 to the Form S-1.

The Company hereby acknowledges that, in connection with its filing on Form 8-K, filed June 12 2014, as amended, that:

      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
      Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please contact the undersigned with any questions or comments.

Very truly yours,

DINAMO CORP.

/s/ Jolanta Gajdzis

Jolanta Gajdzis

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